                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         Louis Dreyfus Natural Gas Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  546011 10 7
                                 (CUSIP Number)

                    Andrew J. Connelly, Esq., General Counsel
                       Louis Dreyfus Holding Company Inc.
                                10 Westport Road
                         Wilton, Connecticut 06897-0810
                                 (203) 761-8444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 28, 1999
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 546011 10 7

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         S.A. Louis Dreyfus et Cie.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]       Not Applicable
         (b)      [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         WC/AF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         France

NUMBER OF SHARES                                 7)    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                                      None
PERSON WITH
                                                 8)    SHARED VOTING POWER

                                                       20,750,000

                                                 9)    SOLE DISPOSITIVE POWER

                                                       None

                                                 10)   SHARED DISPOSITIVE POWER

                                                       20,750,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,750,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

         [ ]   Not Applicable

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         51.7%

14)      TYPE OF REPORTING PERSON*

         CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                  SCHEDULE 13D

CUSIP No. 546011 10 7

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Louis Dreyfus Holding Company Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [ ]   Not Applicable
         (b)   [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         WC/AF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, United States of America

NUMBER OF SHARES                                 7)    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                                      None
PERSON WITH
                                                 8)    SHARED VOTING POWER

                                                       20,750,000

                                                 9)    SOLE DISPOSITIVE POWER

                                                       None

                                                 10)   SHARED DISPOSITIVE POWER

                                                       20,750,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,750,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

         [ ]   Not Applicable

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         51.7%

14)      TYPE OF REPORTING PERSON*

         CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                  SCHEDULE 13D

CUSIP No. 546011 10 7

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Louis Dreyfus Commercial Activities Inc.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [ ]  Not Applicable
         (b)   [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         WC/AF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, United States of America

NUMBER OF SHARES                                 7)    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                                      None
PERSON WITH
                                                 8)    SHARED VOTING POWER

                                                       20,750,000

                                                 9)    SOLE DISPOSITIVE POWER

                                                       None

                                                 10)   SHARED DISPOSITIVE POWER

                                                       20,750,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,750,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

         [  ]     Not Applicable

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         51.7%

14)      TYPE OF REPORTING PERSON*

         CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                  SCHEDULE 13 D

CUSIP No. 546011 10 7

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Louis Dreyfus Natural Gas Holdings Corp.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [ ]  Not Applicable
         (b)   [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         WC/AF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, United States of America

NUMBER OF SHARES                                 7)    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                                      None
PERSON WITH
                                                 8)    SHARED VOTING POWER

                                                       11,000,000

                                                 9)    SOLE DISPOSITIVE POWER

                                                       None

                                                 10)   SHARED DISPOSITIVE POWER

                                                       11,000,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,000,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

         [ ]  Not Applicable

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         27.4%

14)      TYPE OF REPORTING PERSON*

         CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                  SCHEDULE 13 D

CUSIP No. 546011 10 7

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L. D. Fashions Holdings Corp.

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]  Not Applicable
         (b)  [ ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

         WC/AF

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, United States of America

NUMBER OF SHARES                                 7)    SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                                      None
PERSON WITH
                                                 8)    SHARED VOTING POWER

                                                       9,000,000

                                                 9)    SOLE DISPOSITIVE POWER

                                                       None

                                                 10)   SHARED DISPOSITIVE POWER

                                                       9,000,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,000,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

         [ ]   Not Applicable

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         22.4%

14)      TYPE OF REPORTING PERSON*

         CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 5 amends and supplements the statement on Amendment No. 4 to Schedule 13D filed by the Louis Dreyfus Group (defined in Item 2 below) on August 27, 1998 (Amendment No. 4) relating to the common stock, par value $0.01 per share (the "Common Stock") of Louis Dreyfus Natural Gas Corp. Capitalized terms used herein without definition have the same meanings attributed to them in Amendment No. 4.

         Item 1.  Security and Issuer.

         This statement relates to the Common Stock of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134.

         Item 2.  Identity and Background.

         This statement is being filed by S.A. Louis Dreyfus et Cie., a corporation organized under the laws of France ("SALD"), Louis Dreyfus Holding Company Inc., a Delaware corporation ("LDHC"), Louis Dreyfus Commercial Activities Inc., a Delaware corporation ("LDCA"), Louis Dreyfus Natural Gas Holdings Corp., a Delaware corportion ("NGHC"), and L.D. Fashions Holdings Corp., a Delaware corporation ("LDFHC"). SALD, LDHC, LDCA, NGHC and LDFCH, collectively, are sometimes referred to herein as the "Louis Dreyfus Group".

         SALD is a privately-held corporation which, through subsidiaries throughout the world, is engaged in various businesses, including international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, crude oil and natural gas exploration and production, and various commodity processing or refining operations. SALD's principal business and office address is 87 Avenue de la Grande Armee, 75782 Paris, France.

         LDHC is a wholly-owned subsidiary of SALD and is itself a holding company of subsidiaries that engage principally in commodities trading and merchandising and real estate activities. The principal business and office address of LDHC is 10 Westport Road, Wilton, Connecticut 06897-0810.

         LDCA is a wholly-owned subsidiary of LDHC and is a company that holds interests in various other corporations. The principal business and office address of LDCA is 10 Westport Road, Wilton, Connecticut 06897-0810.

         NGHC is a wholly-owned subsidiary of LDCA and is engaged primarily in the business of holding certain of the shares of the Common Stock owned by the Louis Dreyfus Group. The principal business and office address of NGHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19810.

         LDFHC is a wholly-owned subsidiary of LDCA and is engaged in the business of holding certain of the shares of the Common Stock owned by the Louis Dreyfus Group and shares of a subsidiary that has a certain license for the manufacture and wholesale distribution of designer clothing. The principal business and office address of LDFHC is 3411 Silverside Road, Baynard Building, Suite 210E, Wilmington, Delaware 19810.

         Information with respect to the executive officers and directors of SALD, LDHC, LDCA, NGHC and LDFHC, including (a) name, (b) business address, (c) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A, B, C, D and E, respectively, which are incorporated herein by reference.

         None of SALD, LDHC, LDCA, NGHC or LDFHC, nor, to the best of their knowledge, any executive officer or director of any of them, has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

         Item 4.  Purpose of Transaction.

         Not applicable.

         Item 5.  Interests in Securities of the Issuer.

         (a) As of the date hereof and subject to the arrangements described in
Item 6 below, NGHC is the direct beneficial owner of 11,000,000 shares of the Common Stock, representing approximately 27.4% of the issued and outstanding shares of the Common Stock. LDFHC is the direct beneficial owner of 9,000,000 shares of the Common Stock, representing approximately 22.4% of the issued and outstanding shares of the Common Stock. LDCA is the direct beneficial owner of 750,000 shares of the Common Stock and the indirect beneficial owner of the 11,000,000 shares held by NGHC and the 9,000,000 shares beneficially owned by LDFHC, for a total of 20,750,000 shares of the Common Stock, representing approximately 51.7% of the issued and outstanding shares of Common Stock. LDHC is the indirect beneficial owner of the 20,750,000 shares beneficially owned by LDCA, representing approximately 51.7% of the issued and outstanding shares of the Common Stock. SALD is the indirect beneficial owner of the 20,750,000 shares of Common Stock beneficially owned by LDHC, representing approximately 51.7% of the issued and outstanding shares of the Common Stock.

         Except as listed on the Schedule attached hereto as Annex F, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, none of their respective executive officers or directors (i) beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Common Stock.

         (b) SALD, LDHC and LDCA share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 20,750,000 shares of the Common Stock that they beneficially own. In addition, NGHC shares with SALD, LDHC and LDCA power to vote or to direct the vote and power to dispose or to direct the disposition of 11,000,000 of such shares; and LDFHC shares with SALD, LDHC and LDCA power to vote or to direct the vote and power to dispose or direct the disposition of 9,000,000 of such shares.

         To the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

         Except as indicated in the footnotes to the Schedule attached hereto as Annex F, which is incorporated herein by reference, to the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, each of their respective executive officers and directors has sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such executive officer or director.

         (c) To the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, none of their respective executive officers or directors has effected any transactions in shares of the Common Stock during the past 60 days.

         (d) Subject to the arrangements described in Item 6 below, to the best knowledge of SALD, LDHC, LDCA, NGHC and LDFHC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by such corporations.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described below and except for the Issuer's Stock Option Plan and the Issuer's Non-Employee Director Deferred Stock Compensation Program, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of SALD, LDHC, LDCA, NGHC or LDFHC or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         In December 1994, 20,000,000 of the shares of the Common Stock then owned by NGHC were pledged to certain banks (the "Banks") to secure loans made by the Banks to a member of the Louis Dreyfus Group. As of the date of this filing, 9,000,000 of such shares have been released from such pledge. However, a default by the borrower under the terms of the remaining loan could result in the sale of all or a portion of the remaining 11,000,000 pledged shares and a change of control of the Issuer. In addition, on January 25, 1999, a judgment in the amount of $166,131,529 was entered against NGHC and other defendants in Texas state court proceedings in connection with matters unrelated to the Issuer. NGHC intends to contest vigorously the judgment by appealing and to prevent any collection by the posting of a bond. If these steps are unsuccessful, it is possible that all or a portion of the 11,000,000 shares held by NGHC may be sold or otherwise disposed of in connection with such proceedings. The sale of all or a portion of the shares held by NGHC in connection with the litigation could result in a change in control of the Issuer.

         Pursuant to a Registration Rights Agreement dated as of November 9, 1993 between the Issuer and NGHC, the Louis Dreyfus Group is entitled to certain rights to register 20,000,000 shares of the Common Stock. However, pursuant to the Assignment and Assumption Agreement dated as of December 20, 1994 among SALD and the Banks and the Subordinate Assignment and Assumption Agreement dated as of December 27, 1995 among SALD and certain of the Banks, the Banks, as pledgees, may become entitled to certain rights to register the pledged shares of the Common Stock under certain circumstances. Pursuant to an Amendment dated as of May 1, 1998 to the Registration Rights Agreement, NGHC has subordinated certain of its rights under the Registration Rights Agreement to LDFHC.

         Pursuant to a Note Purchase Agreement dated as of May 5, 1998 (the "Note Purchase Agreement"), LDFHC agreed to certain restrictions on its ability to sell or otherwise dispose of the 9,000,000 shares of the Common Stock that it beneficially owns. Further, under certain circumstances involving a default under the Note Purchase Agreement, LDFHC will be obligated to exercise its rights under the Registration Rights Agreement described above upon request by the Required Holders (as defined in the Note Purchase Agreement).

         Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this
Schedule is true, complete and correct.



Dated:   May 13, 1999                S.A. Louis Dreyfus et Cie.


                                     By:  /s/ Gerard Louis-Dreyfus
                                        --------------------------------
                                           Gerard Louis-Dreyfus
                                           President Directeur General


         May 13, 1999                Louis Dreyfus Holding Company Inc.


                                     By:  /s/ Jeffrey L. Gilman
                                        --------------------------------
                                           Jeffrey L. Gilman
                                           Vice President


         May 13, 1999                Louis Dreyfus Commercial Activities Inc.


                                     By:  /s/ Jeffrey L. Gilman
                                        --------------------------------
                                           Jeffrey L. Gilman
                                           Vice President and Treasurer


         May 13, 1999                Louis Dreyfus Natural Gas Holdings Corp.


                                     By:  /s/ Connie S. Linhart
                                        --------------------------------
                                           Connie S. Linhart
                                           President and Treasurer


         May 13, 1999                L.D. Fashions Holdings Corp.


                                     By:  /s/ Connie S. Linhart
                                        --------------------------------
                                           Connie S. Linhart
                                           President and Treasurer


S.A. LOUIS DREYFUS ET CIE. ("SALD")                                                      ANNEX A


Name and Business Address
(all business addresses are:
S.A. Louis Dreyfus et Cie.
87 Avenue de la Grande Armee
75782 Paris, France                        Present Principal Occupation or
unless otherwise indicated)                Employment                                    Citizenship
-----------------------------              -------------------------------               -----------

DIRECTORS
---------

Bernard Baldensperger                      Directeur General of SALD                     France

Claude Boquin                              Retired                                       France

Jean Louis-Dreyfus                         Vice President Directeur General of SALD      France

Gerard Louis-Dreyfus                       Chairman                                      U.S.A.
Louis Dreyfus Corporation                  President Directeur General of SALD
200 Park Avenue, 33rd Floor
New York, New York 10166

Pierre Louis-Dreyfus                       Vice President Directeur General of SALD      France

Jean-Hubert Pietra                         Retired                                       France

Jean Pinchon                               Retired                                       France

Philippe Poirier D'Orsay                   Directeur General of Groupe                   France
                                           Louis Dreyfus

Ernest F. Steiner                          Chief Financial Officer of Groupe             U.S.A.
Louis Dreyfus Holding Company Inc.         Louis Dreyfus
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

EXECUTIVE OFFICERS
(who are not Directors)
-----------------------

Georges Gateff                             Directeur of SALD                             U.S.A.


LOUIS DREYFUS HOLDING COMPANY INC. ("LDHC")                                              ANNEX B



Name and Business Address
(all business addresses are:
Louis Dreyfus Holding Company Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810             Present Principal Occupation or
unless otherwise indicated)                Employment                                    Citizenship
----------------------------------         -------------------------------               -----------

DIRECTORS
---------

Daniel R. Finn, Jr.                        Executive Vice President and Chairman of      U.S.A.
Louis Dreyfus Corporation                  the Energy Group of Louis Dreyfus
10 Westport Road                           Corporation
P.O. Box 810
Wilton, Connecticut 06897-0810



Gerard Louis-Dreyfus*

Simon B. Rich                              Vice Chairman and President of LDHC           U.S.A.

Ernest F. Steiner*

EXECUTIVE OFFICERS
(who are not Directors)
-----------------------

Peter B. Griffin                           President of Louis Dreyfus Corporation        U.S.A.
Louis Dreyfus Corporation
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810

Robert L. Aiken                            Senior Vice President of                      U.S.A.
Louis Dreyfus Corporation                  Louis Dreyfus Corporation
187 Danbury Road
P.O. Box 810
Wilton, Connecticut 06897-0810

Andrew J. Connelly                         Vice President and General Counsel of LDHC    U.S.A.

Jerome F. Dubrowski                        Senior Vice President and Treasurer of LDHC   U.S.A.

Jeffrey R. Gilman                          Vice President of LDHC                        U.S.A.



Deborah J. Neff                            Senior Vice President of Louis Dreyfus        U.S.A.
Louis Dreyfus Corporation                  Corporation
187 Danbury Road
P.O. Box 810
Wilton, Connecticut  06897-0810

Hal Wolkin                                 Vice President of LDHC                        U.S.A.



--------------------------
* Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).


LOUIS DREYFUS COMMERICAL ACTIVITIES INC. ("LDCA")                                        ANNEX C


Name and Business Address
(all business addresses are:
Louis Dreyfus Commercial Activities
Inc.
10 Westport Road
P.O. Box 810
Wilton, Connecticut 06897-0810             Present Principal Occupation or
unless otherwise indicated)                Employment                                    Citizenship
-----------------------------------        -------------------------------               -----------

DIRECTORS
---------

None - Louis Dreyfus
Holding Company Inc. acts as
Management

EXECUTIVE OFFICERS
------------------

Jeffrey R. Gilman*

Peter B. Griffin*

Ernest F. Steiner**

Hal Wolkin*



-------------------
* Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).

** Individual's business address, present principal occupation and citizenship are set forth in Annex A (SALD).


LOUIS DREYFUS NATURAL GAS HOLDINGS CORP. ("NGHC")                                        ANNEX D

Name and Business Address
(all business addresses are:
Louis Dreyfus Natural Gas Holdings
Corp.
3411 Silverside Road
Baynard Building, Suite 210E
Wilmington, Delaware 19810                 Present Principal Occupation or
unless otherwise indicated)                Employment                                    Citizenship
----------------------------------         -------------------------------               -----------

DIRECTORS
---------

Robert L. Bryant                           Business Consultant                           U.S.A.
19 Falcon Court
Wilmington, Delaware 19808

Connie S. Linhart                          President and Treasurer of NGHC               U.S.A.

Daniel F. Lindley                          Partner, Duane, Morris & Heckscher LLP,       U.S.A.
Duane, Morris & Heckscher LLP              a law firm
1201 Market Street
Suite 1500
Wilmington, Delaware 19801

Jeffrey R. Gilman*                                                                       U.S.A.

EXECUTIVE OFFICERS
(who are not Directors)
-----------------------

None


* Individual's business address, present principal occupation and citizenship are set forth in Annex B (LDHC).


L.D. FASHIONS HOLDINGS CORP. ("LDFHC")                                                   ANNEX E



Name and Business Address
(all business addresses are:
L.D. Fashions Holdings Corp.
3411 Silverside Road
Baynard Building, Suite 210E
Wilmington, Delaware 19810                 Present Principal Occupation or
unless otherwise indicated)                Employment                                   Citizenship
----------------------------               -------------------------------              -----------

DIRECTORS
---------

Robert L. Bryant*

Connie S. Linhart                          President and Treasurer of LDFHC             U.S.A.

Fil E. Spizzirro                           Business Consultant                          U.S.A.
521 Purchase Street
Rye, New York 10580

EXECUTIVE OFFICERS
(who are not Directors)
-----------------------

None






--------------------------
*   Individual's business address, present principal occupation and citizenship are set forth in Annex D (NGHC).








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

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
                                                                                                 ANNEX F
                            OWNERSHIP OF COMMON STOCK
                            -------------------------


                                                             Percentage of Issued and     Transactions in the
Executive Officer or           Number of Shares              Outstanding Shares of        Common Stock During
Director                       Beneficially Owned*           Common Stock                 the Past 60 Days
--------------------           -------------------           ------------------------     -------------------

Daniel R. Finn, Jr.            18,000 shares**               less than 0.1%               None

Jeffrey R. Gilman              1,000 shares                  less than 0.1%               None

Gerard Louis-Dreyfus           21,000 shares**               less than 0.1%               None

Simon B. Rich                  157,400 shares ***            approximately 0.39%          None

Ernest F. Steiner              24,000 shares****             less than 0.1%               None


-------------------
* Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the executive officers and directors named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Shares a person is deemed to beneficially own by having a right to acquire by exercise of any option are considered outstanding solely for purposes of calculating such person's percentage ownership.

** Includes 12,000 shares which the named individual has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 1,000 shares held for the benefit of the named individual in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program.

*** Includes 144,000 shares which Mr. Rich has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 1,000 shares held for the benefit of the named individual in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program; includes 400 shares owned by Mr. Rich as custodian for two of his children; includes 1,000 shares owned by Mr. Rich's wife; does not include 200 shares owned by one of Mr. Rich's children in which Mr. Rich does not have a beneficial interest.

**** Includes 8,000 shares which Mr. Steiner has the right to acquire by exercise of currently exercisable stock options granted under the Issuer's Stock Option Plan; includes 1,000 shares held for the benefit of Mr. Steiner in a trust under the Issuer's Non-Employee Director Deferred Stock Compensation Program; includes 1,000 shares owned by Lodgepole, Inc., a corporation wholly-owned by Mr. Steiner and his wife.


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